December 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2

Ladies and Gentlemen:

PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission a Registration Statement on Form N-2, which registers an aggregate $500 million of securities that may be offered by the Company from time to time in reliance on Rule 415 under the Securities Act of 1933, as amended.

If you have any questions, please feel free to contact Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Arthur H. Penn, PennantPark Floating Rate Capital Ltd.
Aviv Efrat, PennantPark Floating Rate Capital Ltd.
Thomas J. Friedmann, Dechert LLP